August 17, 2011

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Reynolds American Inc. (“RAI”)

Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 10-K”)

Filed February 23, 2011

File No. 1-32258

Dear Ms. Blye:

This letter responds to the Staff’s comment letter, dated August 4, 2011, regarding the above-listed filing. (That comment letter, as well as our response below, refers to RAI’s October 13, 2006 response (the “2006 Response”) to an earlier comment letter from the Staff. For ease of reference, we are attaching a copy of the 2006 Response, without exhibits.)

As requested by the Staff, RAI acknowledges that: RAI is responsible for the adequacy and accuracy of the disclosures in the 2010 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 10-K; and RAI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff’s latest comment letter notes that BAT and JT sell certain cigarettes in Iran and Syria that have the same brand names as cigarettes manufactured and sold in the United States by R. J. Reynolds Tobacco Company, RAI’s principal operating company (“RJRT”). The comment letter also requests that RAI discuss the materiality of those BAT and JT activities, including the potential impact of such activities upon RAI’s reputation and share value.

As discussed in more detail below, we do not believe that the foregoing activities of BAT and JT are material to RAI investors because:

1. It is well known in the investment community that neither RAI nor RJRT owns the international rights to the cigarette brands that RJRT sells in the United States.

2. No analyst or investor has made any inquiry of RAI as to cigarette sales by BAT or JT in Iran or Syria.

3. RAI and its subsidiaries do not, directly or indirectly, conduct any business in Iran or Syria.

Ms. Cecilia Blye

August 17, 2011

4. RAI and its subsidiaries maintain strong compliance programs designed to ensure against any international trade violations.

Except for any information that may be publicly available generally, RAI has no information regarding the magnitude of any cigarette sales by BAT or JT in Iran or Syria. RAI does not believe, however, that cigarette sales by BAT or JT in Iran or Syria, regardless of the amount of those sales, should be important to a reasonable investor in making an investment decision concerning RAI. This belief is predicated on the fact that it is widely known in the investment community that RJRT does not own the international rights to the cigarette brands it sells in the United States. For more than a decade, disclosures in a variety of filings made with the SEC have discussed the fact of RJRT’s 1999 sale of its international tobacco business to JT and RJRT’s subsequent reliance on the US cigarette market. For instance, a Current Report on Form 8-K, dated May 12, 1999, filed by R. J. Reynolds Tobacco Holdings, Inc. (f/k/a RJR Nabisco, Inc.) (“RJRN”) and RJR Nabisco Holdings Corp., reported that RJRN and RJRT had completed the sale of the international tobacco business to JT and that, as a result, “Reynolds Tobacco’s only cigarette market will be the United States and its territories, commonwealths, protectorates and possessions.” More recent disclosures are to the same effect: the 2010 10-K (in Item 1A, and in the MD&A) states that “The international rights to substantially all of RJR Tobacco’s brands were sold in 1999 to JTI .…” Subsequent disclosures have indicated that RJRT’s international presence did not change as a result of the 2004 business combination between RJRT and Brown & Williamson Tobacco Corporation (n/k/a Brown & Williamson Holdings, Inc.): the 2010 10-K also provides, in Item 1A and in the MD&A, that “. . . no international rights were acquired in connection with the B&W business combination in 2004.” (Similarly, the 1999 sale of RJRT’s international tobacco business and the 2004 business combination are included in the “Company History” section of RAI’s web site, reynoldsamerican.com.)1 In short, a reasonably informed investor should be aware that any sales in Iran or Syria of cigarette brands such as CAMEL, WINSTON and PALL MALL (or other cigarette brands to which RJRT has rights in the United States, but not outside the United States) are not sales by RJRT.

In that regard, it is worthwhile to note that, since RAI’s formation in 2004, RAI has received no investor calls, or shareholder proposals, regarding the sale in Iran or Syria by BAT or JT of cigarette brands which RJRT sells in the United States. If RAI were to receive an investor inquiry regarding purported RJRT cigarette sales in countries such as Iran or Syria, RAI could demonstrate that such sales are not RJRT sales by pointing to: the widely available information regarding RJRT’s lack of international rights to cigarette brands, and the packaging of the particular cigarettes which should identify the name of the manufacturer. As a result, we do not believe that the activities of BAT and JT in Iran or Syria represent a risk to the reputation or share value of RAI.

Any theoretical risk to RAI arising from the activities of BAT and JT in Iran or Syria is mitigated even further by virtue of the fact that RJRT no longer contract manufactures cigarettes for resale in Iran or Syria. As indicated in the 2006 Response, RJRT made in 2004 its final shipment to JT of cigarettes for

[1]	Since the date of the 2006 Response: (i) the joint venture known as R.J. Reynolds-Gallaher International Sarl, in which an RAI subsidiary had an equity interest as described in the 2006 Response, was terminated; and (ii) the non-competition agreement, described in the 2006 Response, pursuant to which RAI and its subsidiaries agreed, subject to certain exceptions, not to compete with BAT and its subsidiaries outside of the United States expired, in accordance with its terms, on July 31, 2009 (though, as reflected in the 2010 10-K and other SEC filings, RJRT still conducts business primarily in the U.S. cigarette market).

Ms. Cecilia Blye

August 17, 2011

resale into Syria under the parties’ contract manufacturing agreement. Since then, RJRT has not made (nor does it currently intend to make) any shipments of cigarettes to any other party for resale into Syria. RJRT no longer conducts any contract manufacturing of cigarettes for JT: the contract manufacturing agreement with JT described in the 2006 Response terminated in the fourth quarter of 2010. And since RJRT’s OFAC license No. IA-7315 (described in the 2006 Response) expired on May 24, 2006, RJRT has not sought a new license to ship product for resale into Iran, nor does RJRT have any current plans to manufacture and sell to any party any products for resale into Iran. Given the absence of RJRT business operations in Iran or Syria, we do not believe that initiatives by some in the investment community directed at companies that do business with such U.S. – designated state sponsors of terrorism are relevant to investors in RAI.

Reputational risk to RAI investors is also mitigated by the existence of a robust international trade compliance program at RAI’s operating companies. That compliance program includes, among other components:

•

the screening of the ultimate country of destination for each export shipment against multiple “denied-party” lists (including lists issued by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of State’s Bureau of International Security and Non-Proliferation),

•

the appointment of an internal compliance director responsible for company compliance with export-related laws and regulations and the appointment of a separate internal compliance director responsible for company compliance with import related laws and regulations and

•

a requirement that personnel involved in international operations receive regular, periodic training on topics such as anti-boycott rules, export controls and economic sanctions, import and customs rules, and the Foreign Corrupt Practices Act.

If you have questions or comments about the foregoing, please contact the undersigned at 336/741-5162.

Sincerely,

/s/ McDara P. Folan, III

McDara P. Folan, III
Senior Vice President, Deputy General Counsel and Secretary

cc:	Max Webb

Pradip Bhaumik

E. Julia (Judy) Lambeth Executive Vice President and General Counsel Winston-Salem, NC 27102 336-741-6610 Fax: 336-741-2998

October 13, 2006

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Mail Stop 5546

Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549-5546

RE:	Reynolds American Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed February 27, 2006

File No. 1-32258

Dear Ms. Blye:

This letter responds to the comment letter of the Staff, dated September 29, 2006, concerning the filing listed above, referred to as the 2005 Form 10-K, for Reynolds American Inc., referred to as RAI, and its subsidiaries, including R. J. Reynolds Tobacco Company, referred to as RJR Tobacco. Our responses are numbered to correspond to the numbers in your letter.

As requested in the Staff’s comment letter, RAI hereby acknowledges that the adequacy and accuracy of the disclosure in the 2005 Form 10-K are the responsibility of RAI, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K. RAI also acknowledges that Staff comments to disclosure may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Responses.

1.

RAI has no current or anticipated operations in, or contacts with, Iran, Syria or North Korea, including through subsidiaries, joint ventures or other direct and indirect arrangements. Further, as discussed below in this Response 1, RJR Tobacco shipped tobacco products to Syria and for the Iranian market during the period from 2003 (the first year for which financial statements were provided in the 2005 Form 10-K) through the second quarter of 2006, but only on a very limited basis and only in compliance with all applicable laws and regulations. As a result, and for the reasons described below in Response 2, RAI has no contacts with Iran, Syria or North

Ms. Cecilia D. Blye

October 13, 2006

Korea that constitute a material investment risk to its security holders. Also, as described in Response 2 below, RAI, through its subsidiaries, engages in export compliance processes to ensure that any operations in, and contacts with, such countries are conducted in compliance with all applicable laws and regulations.

On July 31, 2004, the assets, liabilities and operations of the U.S. cigarette and tobacco business of Brown & Williamson Tobacco Corporation (now known as Brown & Williamson Holdings, Inc., referred to as B&W, an indirect wholly owned subsidiary of British American Tobacco p.l.c., referred to as BAT) were combined with RJR Tobacco. (This transaction is referred to as the 2004 business combination.) As part of the 2004 business combination:

•	B&W received a 42% ownership interest in RAI;

•

RJR Tobacco and B.A.T. (U.K. & Export) Limited, referred to as BATUKE, an indirect wholly owned subsidiary of BAT, entered into a Contract Manufacturing Agreement (see Exhibit 10.20 to the 2005 Form 10-K), pursuant to which RJR Tobacco agreed to manufacture and sell to BATUKE and its affiliates certain American blend cigarettes; and

•

RAI and BAT entered into a Non-Competition Agreement (see Exhibit 10.17 to the 2005 Form 10-K), pursuant to which RAI and its subsidiaries agreed, subject to certain exceptions, not to compete with BAT and its subsidiaries outside of the United States.

Between July 31, 2004 and May 22, 2006, pursuant to appropriate licenses issued by the Office of Foreign Assets Control of the Department of the Treasury, referred to as OFAC, a portion of the cigarettes manufactured by RJR Tobacco and sold to BATUKE and its affiliates under the Contract Manufacturing Agreement described above were shipped, per BATUKE’s instructions, directly to Iran or to the United Arab Emirates for ultimate resale in Iran. The amount of revenue consolidated into RAI from such sales in 2004, 2005 and the first six months of 2006 is set forth below:

	Revenue in $ Millions	% of RAI Consolidated Revenues
2004	$20	0.3%
2005	53	0.6%
2006 (through June 30)	19	0.4%

Cumulative Total	$92	0.5%

No assets or liabilities were associated with these sales other than the related accounts receivable.

Prior to the 2004 business combination, OFAC issued to B&W Iranian Transaction Regulations License No. IA-6137, dated May 15, 2004, as amended (a copy of which is attached hereto as Exhibit A), which permitted B&W to manufacture and sell cigarettes to BATUKE for resale into Iran for a one-year period. As part of the 2004 business combination, and prior to the manufacture and sale of cigarettes by RJR Tobacco for BATUKE pursuant to the Contract Manufacturing Agreement, License No. IA-6137 was transferred to RJR Tobacco. Thereafter,

Ms. Cecilia D. Blye

October 13, 2006

effective May 25, 2005, OFAC issued to RJR Tobacco Iranian Transaction Regulations License No. IA-7315 (a copy of which is attached hereto as Exhibit B), which permitted RJR Tobacco to continue to manufacture and sell cigarettes to BATUKE for resale into Iran for another one-year period.

On May 22, 2006, RJR Tobacco made its final shipment of cigarettes to BATUKE for resale into Iran, and BATUKE ceased ordering cigarettes destined for Iran under the Contract Manufacturing Agreement. RJR Tobacco did not seek a new license after the expiration of License No. IA-7315 on May 24, 2006. RJR Tobacco has no current or anticipated plans to manufacture and sell to BATUKE or any of its affiliates (or to any other party) any products for resale into Iran.

None of RAI’s operating subsidiaries has manufactured any products for BAT or its affiliates for resale into Syria or North Korea, and none of them has any current or anticipated plans to do so in the future.

In 1999, RJR Tobacco sold its international tobacco business to Japan Tobacco Inc., referred to as JT. As part of the sale, RJR Tobacco entered into a contract manufacturing agreement with JT, pursuant to which RJR Tobacco manufactured and sold cigarettes to JT for resale into Syria until the imposition of sanctions on Syria by the U.S. Government on May 15, 2004. RJR Tobacco made its final shipment of cigarettes to JT for resale into Syria under this agreement on May 12, 2004.

The amount of revenue consolidated into RAI from such sales to JT in 2003 and 2004 is set forth below:

	Revenue in $ Millions	% of RAI Consolidated Revenues
2003	$5.5	0.10%
2004	2.3	0.04%

Cumulative Total	$7.8	0.07%

No assets or liabilities were associated with these sales other than the related accounts receivable.

RJR Tobacco has no current or anticipated plans to manufacture and sell to JT or any of its affiliates (or any other party) any products for resale into Syria. None of RAI’s operating subsidiaries has manufactured any products for JT or its affiliates for resale into Iran or North Korea, and none of them has any current or anticipated plans to do so in the future.

In December 2005, R. J. Reynolds Global Products, Inc. referred to as GPI, a subsidiary of RAI that oversees the international operations of RAI that have developed since the 1999 transaction with JT, acquired JT’s U.S. duty-free and U.S. overseas military businesses relating to certain brands. GPI has no operations in, or revenues, assets or liabilities derived from, Iran, Syria or North Korea.

Ms. Cecilia D. Blye

October 13, 2006

In 2002, R. J. Reynolds Tobacco C.V., a wholly owned subsidiary of RAI, acquired a 50% interest in R. J. Reynolds-Gallaher International Sarl, a joint venture created with Gallaher Group Plc, to manufacture and market a limited portfolio of American blend cigarette brands within the European Union and Japan. To RAI’s knowledge, the joint venture has had no operations in, or revenues, assets or liabilities derived from, Iran, Syria or North Korea.

Except as described above in this Response 1, RAI had no operations in, or contacts with, Iran, Syria or North Korea, including through its subsidiaries or joint ventures, or other direct and indirect arrangements, during the period from 2003 (the first year for which financial statements were provided in the 2005 Form 10-K) through the date of this letter.

2.	Given that RAI has no current or anticipated operations or contacts with Iran, Syria or North Korea, and that only approximately one-half of one percent of RAI’s consolidated revenue from 2003 through June 30, 2006, was attributable to sales of cigarettes in Iran and Syria (and that the transactions involving Iran occurred pursuant to licenses from OFAC, and those involving Syria occurred prior to the imposition of sanctions), RAI believes that there is no material risk to RAI’s reputation, share value or security holders involving these matters.

This belief is buttressed by several qualitative factors. We have considered the investor sentiment against companies that do business with countries identified as state sponsors of terrorism, as reflected in recent legislation adopted in Arizona and Louisiana. However, we note that RAI has not been the target of negative investor sentiment on this issue. RAI has received no investor calls or shareholder resolutions concerning its contacts with Iran, Syria or North Korea, and to RAI’s knowledge, no analyst following RAI has raised this matter in its reports.

RJR Tobacco and GPI engage in the following processes to ensure that their respective operations are conducted in compliance with all applicable export and trade laws and regulations:

•

Screening of the ultimate country of destination for each export shipment is performed based upon a comprehensive denied or restricted party list, which is compiled from a variety of sources, including OFAC, the U.S. Department of State and the Bureau of Industry and Security of the U.S. Department of Commerce;

•	Annual training on, among other things, embargoes, is required for all senior personnel employed in the international operations;

•	Periodic training is required for international supply personnel covering export controls and export administration regulations;

•	All exports, including ultimate country of destination, are reported directly to the U.S. Census Bureau on a weekly basis pursuant to its Foreign Trade Statistics reporting program;

•	Customer compliance with U.S. international trade laws, including embargoes, is incorporated into all agreements with others for which RJR Tobacco manufactures cigarettes; and

Ms. Cecilia D. Blye

October 13, 2006

•

An International Trade Compliance Committee, which is comprised of RJR Tobacco in-house counsel, RAI’s Vice President of Internal Audit and senior management from GPI, and is chaired by an International Trade Compliance Officer from RJR Tobacco, meets quarterly to review ongoing international business activities to ensure export control compliance.

RAI’s quarterly disclosure process also seeks to confirm that neither RAI nor any of its subsidiaries does business, directly or indirectly, with embargoed countries, including Iran, Syria and North Korea, in violation of applicable law. On a quarterly basis, approximately 90 individuals in various leadership positions at RAI or its subsidiaries are required to state whether they have knowledge of any transactions of any nature (sales, sales contracts or purchases) with a government, company or any other entity included on the U.S. Treasury Department list of embargoed countries. During the period from 2003 through the third quarter of 2006, the responses to the quarterly questionnaires revealed no operations in, or contacts with, Iran, Syria or North Korea, by RAI or its subsidiaries, other than those involving BATUKE and JT described in Response 1 above.

Due to the sale of RJR Tobacco’s international business in 1999 and the Non-Competition Agreement with BAT, described in Response 1 above, RAI and its operating subsidiaries have a limited ability to compete internationally, including in Iran, Syria or North Korea. JT acquired the international rights to certain RJR Tobacco brands, including CAMEL, WINSTON and SALEM, in 1999, and BAT owns the international rights to certain former B&W brands, including KOOL, acquired by RJR Tobacco in the 2004 business combination.

Other than generally available public information, and other than the information relating to RJR Tobacco’s own business with BATUKE and JT as described in Response 1 above, RAI has no access to information that would allow it to quantify the amounts of revenues, assets and liabilities, if any, of BAT or JT associated with sales of cigarettes in Iran, Syria or North Korea. If BAT or JT were to sell cigarettes into any of these countries bearing the same brands as those sold by RJR Tobacco in the United States, there is a risk that such sales could have a negative impact upon RAI’s and RJR Tobacco’s reputation and RAI’s share value. For the following reasons, however, RAI believes this risk is minimal:

•	The investment community and analysts generally are aware of the restrictions on RAI’s and its operating subsidiaries’ ability to compete internationally.

•

Since at least as early as 1999, cigarettes bearing trademarks used presently by RJR Tobacco in the United States have been owned and used by others, including affiliates of BAT or JT, outside of the United States without any control by or involvement with RJR Tobacco.

•

It is likely that BAT and JT would place their names on tobacco products sold by them. Accordingly, RJR Tobacco could demonstrate that cigarettes being sold into these countries were manufactured by a different entity.

•	As described above, RAI has received no investor calls, shareholder resolutions or analyst comments concerning this issue.

•	As described above, RJR Tobacco and GPI engage in export compliance processes.

Ms. Cecilia D. Blye

October 13, 2006

Finally, RAI’s Internal Audit group, in conjunction with its Strategy and Business Development group, conducts an annual risk assessment of RAI and its subsidiaries. Based on the quantitative and qualitative factors discussed above, RAI’s latest risk assessment did not identify a loss of reputation or loss of RAI’s share value due to real or perceived contacts with Iran, Syria or North Korea as a material risk facing RAI or its subsidiaries.

3.	Neither the governments of Iran, Syria or North Korea, nor entities controlled by them, receive cash or act as intermediaries in connection with the operations of RAI and its subsidiaries or, to our knowledge, those of its affiliates. The compliance processes put in place to segregate RJR Tobacco’s and GPI’s operations from those of any third party believed or known to involve Iran, Syria or North Korea are described in Response 2 above.

If you have any questions or comments about the foregoing, please contact the undersigned at (336) 741-6610.

Very truly yours,

Reynolds American Inc.

By:	/s/ E. Julia Lambeth
E. Julia Lambeth
Executive Vice President and General Counsel

cc:	EDGAR Correspondence

KPMG LLP

Jose R. Rodriguez

Jones Day

Jere R. Thomson

SEC

James Lopez

Max Webb

Division of Corporation Finance